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                             July 8, 2022

       Mehran Ehsan
       Chief Executive Officer
       Permex Petroleum Corporation
       100 Crescent Court, Suite 700
       Dallas, TX 75201

                                                        Re: Permex Petroleum
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed June 28, 2022
                                                            File No. 333-265883

       Dear Mr. Ehsan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 28, 2022

       Prospectus Summary
       Oil and Gas Properties, page 7

   1. Please modify your presentation of the economic forecasts for proved and probable reserves for the years
ended September 30, 2021 and 2020 to clarify whether the dollar amounts shown are in
thousands of dollars. This comment also applies to the comparable disclosure on pages 29
and 36.
   2. Please explain to us in reasonable detail why there is a negative investment of $24,000 for probable non-producing
reserves for the years ended September 30, 2021 and 2020.
 Mehran Ehsan
FirstName   LastNameMehran    Ehsan
Permex Petroleum    Corporation
Comapany
July 8, 2022NamePermex Petroleum Corporation
July 8,2 2022 Page 2
Page
FirstName LastName
Conversion of Undeveloped Acreage, page 9

3. We note there appears to be a material increase in proved undeveloped reserves that occurred during fiscal 2021. Please expand your disclosure to include a discussion of the changes that occurred in the net quantities of your proved undeveloped reserves to comply with Item 1203(b) of Regulation S-K.

         This discussion should clearly identify the source of each change (e.g. revisions, improved recovery, extensions and discoveries, transfers to proved developed, sales and acquisitions), and include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, please separately identify and quantify each material factor so that the change in net reserve quantities between periods is fully explained.

         The disclosure of revisions in previous estimates of your proved undeveloped reserves in particular should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, royalty adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. This comment also applies to the comparable disclosure on pages 30 and 37.
4. Expand your disclosure to clarify, if true, that the proved undeveloped reserves as of
         September 30, 2021 are part of a development plan adopted by management including approval by the Board, if approval is required, that results in converting your proved undeveloped reserves to developed status within five years of initial disclosure at
         September 30, 2021.

         For further clarification and guidance, please refer to Rule 4-10(a)(31)(ii) of Regulation S-
         X and the answer to Question 131.04 our the Compliance and Disclosure Interpretations
         (   C&DIs   ) regarding Oil and Gas Rules. This comment also applies
to the comparable
         disclosure on pages 30 and 37.
5. If there are material amounts of proved undeveloped reserves that are not scheduled to be developed within five years from your initial disclosure of the reserves, disclose the reasons for the extended period of time required for development to be completed.

         For further clarification or guidance, please refer to Item 1203(d) of Regulation S-K and the answer to Question 131.03 in our Compliance and Disclosure Interpretations
         (   C&DIs   ) regarding Oil and Gas Rules. This comment also applies
to the comparable
         disclosure on pages 30 and 37.
Sales and Production, page 9

6. Please expand your disclosure of production for each of the last three fiscal years to provide the net production quantities and average sales price by individual product type of oil/condensate and natural gas. Additionally, disclose the production quantities by
 Mehran Ehsan
FirstName   LastNameMehran    Ehsan
Permex Petroleum    Corporation
Comapany
July 8, 2022NamePermex Petroleum Corporation
July 8,3 2022 Page 3
Page
FirstName LastName
         individual product type for each field that contains 15% of more of your total proved reserves for each fiscal period to comply with Item 1204(a) of Regulation S-K.

         You may refer to Item 1204(a) and (b)(1) of Regulation S-K, and the definition of a field in Rule 4-10(a)(15) of Regulation S-X, if you require further clarification or guidance.
         This comment also applies to the comparable disclosure on pages 30 and 38.
Risk Factors
General Risk Factors
We are an    emerging growth company    and will be able to avail ourselves...,
page 24

7. We note that you are an emerging growth company and a smaller reporting company.
         Please revise your risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
Certain Relationships and Related Party Transactions , page 64

8. Please revise to disclose any transaction since the beginning of the registrant's last fiscal year, and for the periods required by Item 404(d)(1) and Instruction 1 to the Instructions to
         Item 404 of Regulation S-K. In this regard, for example, we note that subsequent to March
         31, 2022, you entered into an amended employment agreement with your CEO and an employment agreement with your CFO.
Part II Item 16. Exhibits and Financial Statement Schedules
Exhibit Number 99.1 and 99.2, page 75

9. The reserve reports, filed as Exhibits 99.1 and 99.2, do not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file revised reports that in each case addresses the following issues.

                The reserve reports should clarify whether the estimates of undeveloped reserves conform to a development plan and budget that were adopted by the company and provided to the third party engineering firm for use in preparing the forecasts of reserves, to comply with Item 1202(a)(8)(v) of Regulation S-K, and the requirements in Rule 4-10(a)(26) and (31)(ii) of Regulation S-X.

                The reserve reports should include a discussion of the (current) effects of regulation on the ability of the company to recover the estimated reserves to comply with Item
              1202(a)(8)(vi) of Regulation S-K.

                The reserve reports should include a discussion of the inherent uncertainties relating to estimates of both proved and probable reserves to comply with Item
              1202(a)(8)(vii) of Regulation S-K.
 Mehran Ehsan
Permex Petroleum Corporation
July 8, 2022
Page 4
                The reserves reports should be revised to remove certain information, such as Table 1 in Cashflow Summaries, Table 11 in Tabular Summaries, and Table 12 in Gross
              Ultimates, Interests and Prices, that present an arithmetic summation of proved and probable reserves information. Please refer to the answer to Question 105.01 in our
              Compliance and Disclosure Interpretations (   C&DIs   ) regarding
Oil and Gas Rules.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

10.      We note that your auditor   s report, as well as your financial
statement notes, do not
         contain the going concern disclosures observed in your annual financial report for the fiscal year ended September 30, 2021 and interim financial report for the six months ended March 31, 2022 as filed on SEDAR. Please explain reasons for absence of similar going concern disclosures in your Form S-1, and provide the disclosures per ASC 205-40-
         50-12 as applicable.
11. We note that the audit report per page F-2 is dated June 27, 2022 while the auditor's consent per Exhibit 23.1 refers to audit report dated June 28, 2022. Please have your auditor correct the date inconsistency.
Financial Statements
Consolidated Statements of Loss and Comprehensive Loss, page F-4

12. We note that you present, on this page and on page F-27, a non-labeled line item reflecting subtotals of revenues minus direct operating expenses. If you wish to present gross profit measures, please label the line item, revise to consider all amounts applicable to cost of sales in accordance with GAAP, and comply with the guidance in SAB Topic
         11:B.
         For example, measures of gross profit should reflect the allocable portion of depletion and depreciation. Otherwise, please remove any incomplete or non-GAAP measures from the
         Statements.
Note 4 - Non Current Assets, page F-15
Acquisition, page F-15

13. We note, on this page and on page F-33, continued discrepancy in the amounts disclosed for your September 2021 acquisition of working interest and net revenue interest in the
        Breedlove    B    Clearfork leases, namely the disclosed purchase price
of $2 million is not
        equal to the sum of the 25 million common shares valued at $2.5 million and the 12.5
FirstName LastNameMehran Ehsan
        million share purchase warrants valued at $1.2 million given as purchase consideration.
Comapany     NamePermex
        We note   additionalPetroleum
                             disclosuresCorporation
                                         of the $2 million purchase price on
pages 28 and 38.
July 8, Please revise
        2022 Page   4 all your disclosures as appropriate to correct the
discrepancy.
FirstName LastName
 Mehran Ehsan
FirstName   LastNameMehran    Ehsan
Permex Petroleum    Corporation
Comapany
July 8, 2022NamePermex Petroleum Corporation
July 8,5 2022 Page 5
Page
FirstName LastName

Notes to the Consolidated Financial Statements
14. Supplemental Information on Oil and Gas Operations (Unaudited) Proved Reserves,, page F-23

14. We note your disclosure of proved reserves, the standardized measure and changes therein, appears to be limited to proved developed reserves.

         Please revise your disclosures to present the information prescribed by FASB ASC 932-
         235-50-4, 50-5, 50-31 and 50-35, to encompass both proved developed and proved undeveloped reserves for the years ended September 30, 2020 and 2021. Please refer to the examples in FASB ASC 932-235-55-2, 55-6, 55-7 in formulating your disclosures.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves, page F-24

15. We note disclosure on page F-25 indicating that future costs used in calculating the standardized measure as of September 30, 2021 and 2020 include the cost to abandon your proved properties. However, disclosure in the reserve reports filed as Exhibits 99.1 and
         99.2 indicate these costs have not been included.

         Please address this apparent inconsistency as may pertain to abandonment costs for both proved developed and proved undeveloped locations, and explain to us your rationale for excluding any abandonment costs from your calculation of the standardized measure.
Exhibits

16. Please file your employment agreement with your CFO Gregory Montgomery. See Item
         601(b)(10)(iii) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff
Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-
3699 with questions regarding engineering comments. Please contact Cheryl Brown, Staff
Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.
 Mehran Ehsan
Permex Petroleum Corporation
July 8, 2022
Page 6

                                            Sincerely,
FirstName LastNameMehran Ehsan
                                            Division of Corporation Finance
Comapany NamePermex Petroleum Corporation
                                            Office of Energy & Transportation
July 8, 2022 Page 6
cc:       Andrew Bond, Esq.
FirstName LastName